Filed by StoneMor GP LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StoneMor Partners L.P.

(Commission File No. 001-32270)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 25, 2019

StoneMor Partners L.P.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, PA		19053
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 826-2800

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Units	STON	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On September 25, 2019, StoneMor Partners L.P. (“StoneMor” or the “Partnership”) issued a press release to announce the commencement of its previously-announced shareholder rights offering. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 8.01, including Exhibit 99.1 incorporated by reference herein, is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be incorporated by reference into any filing made by the Partnership pursuant to the Securities Act of 1933, as amended, or the Exchange Act, other than to the extent that such filing incorporates any or all of such information by express reference thereto.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed rights offering, StoneMor Partners, L.P. (“StoneMor” or the “Partnership”) has filed a registration statement and prospectus with the Securities and Exchange Commission (the “SEC”). Any offer of common units pursuant to such rights offering will be made solely pursuant to the prospectus for the rights offering and following the effectiveness of such registration statement.

In connection with the previously announced proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“GP”)) and StoneMor Partners L.P. (the “Partnership”) have jointly filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a prospectus of GP and a proxy statement of the Partnership. GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on April 3, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The Partnership and GP believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed reorganization; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and GP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, GP, the proposed transaction or other matters attributable to the Partnership, GP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and GP undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description

99.1*	Press Release dated September 25, 2019.

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2019	STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC
its general partner

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

Exhibit 99.1

STONEMOR PARTNERS L.P. ANNOUNCES COMMENCEMENT OF RIGHTS OFFERING

TREVOSE, PA – September 25, 2019 – StoneMor Partners L.P. (NYSE: STON) (“StoneMor” or the “Partnership”), a leading owner and operator of cemeteries and funeral homes, is distributing to its holders of common units as of 5:00 p.m. New York City time on September 26, 2019 (the “Record Date”), one non-transferable subscription right for each common unit held by qualified unitholders of record on the Record Date. Each right will entitle the holder to purchase 1.24 common units for each common unit held by the unitholder as of the Record Date. The subscription price will equal the $1.20 per common unit. The Registration Statement on Form S-1 respecting the Rights Offering was declared effective by the Securities and Exchange Commission on Wednesday, September 25, 2019. The subscription rights will expire if they are not exercised by 5:00 p.m. New York City time on October 25, 2019. The Partnership may, at its sole discretion, extend the rights offering for a period not to exceed 30 days. All exercises of subscription rights are irrevocable.

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About StoneMor Partners L.P.

StoneMor Partners L.P., headquartered in Trevose, Pennsylvania, is an owner and operator of cemeteries and funeral homes in the United States, with 321 cemeteries and 90 funeral homes in 27 states and Puerto Rico.

StoneMor is the only publicly traded death care company structured as a partnership. StoneMor’s cemetery products and services, which are sold on both a pre-need (before death) and at-need (at death) basis, include: burial lots, lawn and mausoleum crypts, burial vaults, caskets, memorials, and all services which provide for the installation of this merchandise. For additional information about StoneMor Partners L.P., please visit StoneMor’s website, and the investors section, at http://www.stonemor.com.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed rights offering, StoneMor Partners, L.P. (“StoneMor” or the “Partnership”) has filed a registration statement and prospectus with the Securities and Exchange Commission (the “SEC”). Any offer of common units pursuant to such rights offering will be made solely pursuant to the prospectus for the rights offering and following the effectiveness of such registration statement.

In connection with the previously announced proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“StoneMor GP”)) and the Partnership have jointly filed with the SEC a registration statement on Form S-4, which includes a prospectus of StoneMor GP and a proxy statement of the Partnership. StoneMor GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND

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OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about StoneMor GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release, including, but not limited to, information regarding the Partnership’s contemplated rights offering and transition to a corporate structure, as well as continued performance and cost structure improvement efforts undertaken by the Partnership, are forward-looking statements. Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to certain risks and uncertainties that could cause actual results to differ materially from the results stated or implied in this press release. StoneMor’s major risks are related to uncertainties associated with the cash flow from pre-need and at-need sales, trusts and financings, which may impact StoneMor’s ability to meet its financial projections, service its debt and resume paying distributions, with the proposed merger and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, as well as with StoneMor’s ability to maintain an effective system of internal control over financial reporting and disclosure controls and procedures.

StoneMor’s additional risks and uncertainties include, but are not limited to: uncertainties associated with future revenue and revenue growth; uncertainties associated with the integration or anticipated benefits of recent acquisitions or any future acquisitions; StoneMor’s ability to successfully implement its strategic plan relating to achieving operating improvements, including improving sales productivity and reducing operating expenses; the effect of economic downturns; the impact of StoneMor’s significant leverage on its operating plans; the decline in the fair value of certain equity and debt securities held in StoneMor’s trusts; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully compete in the cemetery and funeral home industry; litigation or legal proceedings that could expose StoneMor to significant liabilities and damage StoneMor’s reputation, including but not limited to litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the effects of cyber security attacks due to StoneMor’s significant reliance on information technology; uncertainties relating to the financial condition of third-party insurance companies that fund StoneMor’s pre-need funeral contracts; and various other uncertainties associated with the death care industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in StoneMor’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and the other reports that StoneMor files with the Securities and Exchange Commission, from time to time. Except as required under applicable law, StoneMor assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

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CONTACT:
Investor Relations
StoneMor Partners L.P.
(215) 826-2945

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